                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No.       8      )*
                                       -------------

                            ALBERTO-CULVER COMPANY
                            ----------------------
                               (Name of Issuer)


                CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                ----------------------------------------------
                        (Title of Class of Securities)


                                   013068200
                   -----------------------------------------
                                (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020          Carol L. Bernick (708) 450-3051
NEAL, GERBER & EISENBERG                      2525 Armitage Avenue
Two North LaSalle Street, Suite 2200          Melrose Park, Illinois  60160
Chicago, Illinois  60602
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 17, 1999
                       ---------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page (s))

                               Page 1 of 8 Pages

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 013068200                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CAROL L. BERNICK
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,984,227**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,447,178**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,984,227**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,447,178**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
11
      6,431,405**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                             [X]
      Excluded are 836,100 Class A shares (including options to purchase 296,100 Class A shares)and 600,000 Class B shares held directly by Bernick's spouse; 43,960 Class B shares and 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,337 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.80%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
*SEE INSTRUCTIONS

** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares and also includes options which are exercisable currently or within 60 days to acquire Class A shares.

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 013068200                                     PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CLB GRAT, u/a/d/ 9/15/93
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,946,354**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,946,354**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,946,354**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not applicable.                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.89%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 013068200                                     PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KSL Property Trust II, u/a/d/ 10/31/98
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,993,817**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,993,817**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,993,817**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                             [X]
      Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.07%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
* SEE INSTRUCTIONS

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

---------------------                                        -------------------
CUSIP NO. 013068200                    13D                    Page 5 of 8 Pages
---------------------                                        -------------------



Item 1.   Security and Issuer.

     Title of Class of Securities:     Class A Common Stock, $.22 par value per
                                       share (the "Class A shares")


     Name and Address of Issuer:       Alberto-Culver Company (the "Company")
                                       2525 Armitage Avenue
                                       Melrose Park, IL  60160

Item 2.   Identity and Background.

     (a)  Name of Person Filing:       (1) Carol L. Bernick ("Bernick")
                                       (2) CLB GRAT, u/a/d 9/15/93 (the "CLB Trust")
                                       (3) KSL Property Trust II, u/a/d 10/31/98
                                           (the "Property Trust")

     (b)  Address:                     c/o Carol L. Bernick
                                       2525 Armitage Avenue
                                       Melrose Park, IL  60160

     (c)  Principal Business:          (1)  Bernick, an individual, is a Director and
                                            Vice Chairman, President Alberto-Culver
                                            North America, a division of the Company,
                                            and Assistant Secretary of the Company.
                                       (2)  Trust Administration
                                       (3)  Trust Administration


     (d)  Prior Criminal Convictions:  None

     (e)  Prior Civil Proceedings With
          Respect to Federal or State
          Securities Laws:             None

     (f)  Citizen/Organization:        (1)  U.S. Citizen
                                       (2)  Illinois Trust
                                       (3)  Illinois Trust


Item 3.   Source and Amount of Funds or Other Consideration.

     On December 17, 1999, the CLB Trust, of which Bernick is co-trustee, transferred 48,000 Class B shares to Bernick. On that same day, Bernick transferred 32,000 Class B shares to the Howard and Carol Bernick Family Foundation and 16,000 Class B shares to the Carol and Howard Bernick Supporting Foundation.

Item 4.   Purpose of Transaction.

     The transfer of securities was undertaken solely in connection with Bernick family estate planning matters. The transfer was not undertaken for purposes of effecting any of the actions listed in this item.

---------------------                                        -------------------
CUSIP NO. 013068200                  13D                      Page 6 of 8 Pages
---------------------                                        -------------------


Item 5.   Interest in Securities of the Issuer.

     (a) (i) Amount of Class A Shares Beneficially Owned: 6,431,405 Class A shares total: options to purchase 134,844 Class A shares held directly; 175,436 Class A shares and 316,248 Class B shares held as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the "Revocable Trust"); 1,946,354 Class B shares held as co-trustee of the CLB Trust; 1,993,817 Class B shares held as trustee of the Property Trust; 222,527 Class B shares held as trustee of a trust for the benefit of Bernick's nephew (the "Nephew Trust"); 100,000 Class B shares held as trustee of the Lavin Survivorship Insurance Trust 2 (the "Lavin Survivorship Trust"); 100,200 Class A shares and 300,600 Class B shares held as co-trustee of a trust for Bernick's benefit; 41,040 Class A shares and 45,768 Class B shares as trustee of a trust for the benefit of Bernick's son (the "Son Trust"); 449,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Bernick is a Vice President and Director); 45,000 Class A shares and 32,000 Class B shares held by the Howard and Carol Bernick Family Foundation (a charitable foundation of which Bernick is the President and a Director); and 8,193 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

          (ii) Percentage of Class A Shares Beneficially Owned: 22.80% total:
               .59% directly; 2.13% as trustee of the Revocable Trust; 7.89% as co-trustee of the CLB Trust; 8.07% as trustee of the Property Trust; .97% as co-trustee of the Nephew Trust; .44% as trustee of the Lavin Survivorship Trust; 1.74% as co-trustee of a trust for Bernick's benefit; .38% as trustee of the Son Trust; 4.17% by Lavin Family Foundation; .34% by the Howard and Carol Bernick Family Foundation; and .04% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 22,723,519 Class A shares outstanding as of December 1, 1999).**

          ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

     (b) Number of Class A Shares as to Which Bernick, CLB Trust and Property Trust Have:

                                               Bernick     CLB Trust  Property Trust
                                            -------------  ---------  --------------
          (i)   Sole power to vote:         4,984,227      1,946,354      1,993,817
          (ii)  Shared power to vote:       1,447,178/1/       0              0
          (iii) Sole power to dispose:      4,984,227      1,946,354      1,993,817
          (iv)  Shared power to dispose:    1,447,178/1/       0              0

     1/ Bernick shares the power to vote and dispose of the 449,378 Class A shares and 520,000 Class B shares held by Lavin Family Foundation with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 100,200 Class A shares and 300,600 Class B shares held by such trust with Mrs. Lavin as co-trustee, and Bernick shares the power to vote and dispose of 45,000 Class A shares and 32,000 Class B shares held by the Howard and Carol Bernick Family Foundation with her spouse.

---------------------                                        -------------------
CUSIP NO. 013068200                  13D                      Page 7 of 8 Pages
---------------------                                        -------------------


          Certain information regarding Mr. Lavin, Mrs. Lavin, and Mr. Bernick is presented below:

          (i)   Name of Person:                          (1)      Leonard H. Lavin
                                                         (2)      Bernice E. Lavin
                                                         (3)      Howard B. Bernick

          (ii)  Address:                                 (1),(2)  2525 Armitage Avenue
                                                         and (3)  Melrose Park, Illinois  61060

          (iii) Principal                                (1)      Leonard H. Lavin, an individual,
                Business:                                         is a Director and the Chairman of the Company.

                                                         (2)      Bernice E. Lavin, an individual, is a Director and
                                                                  Vice Chairman, Secretary and Treasurer of the Company.

                                                         (3)      Howard B. Bernick, an individual, is a Director and the
                                                                  President and Chief Executive Officer of the Company.

          (iv)  Prior Criminal
                Convictions:                             None.

          (v)   Prior Civil
                Proceedings With
                Respect to Federal
                or State Securities
                Laws:                                    None.

          (vi)  Citizenship/Organization:  U.S. Citizen.

     An additional 836,100 Class A shares (including options to purchase 296,100 Class A shares) and 600,000 Class B shares are held directly by Bernick's spouse; 43,960 Class B shares and 5,100 Class A shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,337 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares and they are not included above.

     (c) None, except as described in Item 3 above.

     (d) None.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

---------------------                                        -------------------
CUSIP NO. 013068200                  13D                      Page 8 of 8 Pages
---------------------                                        -------------------



Item 7.   Material to be Filed as Exhibits.

          None.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2000


Signature:   /s/ Carol L. Bernick
            -----------------------

Name/Title:  Carol L. Bernick, Individually, as trustee of the
             Property Trust, as co-trustee of the CLB Trust, and as trustee or co-trustee of various trusts for her benefit, the benefit of her son, the benefit of her nephew or the benefit of her sister.